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                           May 28, 2021

       Scott Lerner
       Chief Executive Officer
       Better Choice Company Inc.
       12400 Race Track Road
       Tampa, FL 33626

                                                        Re: Better Choice
Company Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed May 24, 2021
                                                            File No. 333-256405

       Dear Mr. Lerner:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Jennifer
Angelini at 202-551-3047 with any questions.




                           Sincerely,


                           Division of Corporation Finance

                           Office of Manufacturing
       cc:                                              Louis Lombardo